

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Robert Logan
Chief Executive Officer
Greenfire Resources Ltd.
1900 – 205 5ᵗʰ Avenue SW
Calgary, Alberta T2P 2V7
Canada

      Re: **Greenfire Resources Ltd.**
                Registration Statement on Form F-4/A1
                Exhibit Nos. 4.14.1, 4.14.2, and 4.15.1 (renumbered as 10.12.1, 10.12.2, and 10.13.1)
                Filed June 16, 2023
                File No. 333-271381

Dear Robert Logan:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy and Transportation